2600 Citadel Plaza Drive Suite 125 Houston, Texas 77008 800.688.8865 www.weingarten.com

July 24, 2013

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Weingarten Realty Investors
Form 10-K for the Year Ended December 31, 2012
Filed February 25, 2013
File No. 1-09876
Dear Mr. Gordon:
Weingarten Realty Investors (the “Company”, “we”, “us”, or “our”) is submitting this letter in response to the Staff’s comment letter, dated July 15, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
Set forth below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments followed by the Company’s responses.
Form 10-K for the year ended December 31, 2012
Capital Expenditures, page 38

1.
We note the table that details your capital expenditures for the current year. In future Exchange Act filings please reconcile the expenditures to the capitalized expenditures included in cash flows from investing activities within the consolidated statement of cash flows. Please also provide a narrative discussion for fluctuations from year to year.

Weingarten Realty is the trade name of Weingarten Realty Investors (the “trust”) which is an unincorporated trust organized under the Texas Real Estate Investment Trust Act. Neither the shareholders of the trust, nor its trust managers, officers, employees or other agents are personally, corporately or individually liable for any debt, act, omission or obligation of the trust, and all persons having claims of any kind against the trust must look solely to the property of the trust for the enforcement of their rights.

Response:
In response to the Staff’s comment, we will, in future filings, include a reconciliation of cash flows from investing activities to capital expenditures in comparative format. The following is a detailed example of our proposed disclosure as of December 31, 2012:
Capital expenditures for additions described above (i.e. reference to table on page 38 of our Form 10-K for capital expenditure additions) relate to the following cash flows from investing activities:

Year Ended December 31, 2012
Acquisition of real estate and land	$198,171
Development and capital improvements	95,743
Real estate joint ventures and partnerships - Investments	9,792
Notes receivable from real estate joint ventures and partnerships - Advances for capital expenditures	327
Total	$304,033
In future reports we will also expand our narrative to include a discussion of material year over year fluctuations in capital expenditures. Please refer to page 34 of our March 31, 2013 Form 10-Q for an example of the comparative table and a discussion of future expectations.

2.
In addition to above please include disclosure with this table that discloses the total amount of soft costs capitalized by year for costs such as interest, payroll and other soft costs. We realize that capitalized interest is disclosed elsewhere in the 10-K but we believe it would be helpful to a user of the financial statements to have all of this information included with the chart of capitalized expenditures.

Response:
In response to the Staff’s comment, we will, in future filings, include the following disclosure in our report when capitalized soft costs are less than 10% of additions for the period:
Capitalized soft costs, including payroll and other general and administrative costs, interest and real estate taxes, totaled $xx.x million and $xx.x million for the year ended December 31, 201X and 201X, respectively.
We will also provide an explanation of any material fluctuations between periods.

If capitalized soft costs equal or exceed 10% of additions for the period, we will add the following table in comparative form:
Capitalized soft costs include:

Year Ended December 31, 201x
Payroll and other general and administrative costs	$ x,xxx
Interest	xxx
Real estate taxes	x,xxx
Total	$ xx,xxx
Exhibits 31.1 and 31.2

3.
We note that in paragraphs 4 and 5 you have deleted the “(s)” following “certifying officer(s),” you have replaced “directors” with “trust managers” and have deleted the parenthetical “(or persons performing the equivalent functions).” In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response:
In future filings, we will file our certifications exactly as set forth in in Item 601(b)(31)(i) of Regulation S-K without any modifications to our specific circumstances.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at 713 866-6054.

Sincerely,

/s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President
and Chief Financial Officer

3